UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 July 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH received the TR-1 notifications set out below on 24th July 2014. The relevant changes in State Street's holding in CRH occurred in December 2011 and November 2013. State Street have advised the following in relation to the timing :

"This disclosure relates to an historic aggregate holding of CRH plc that was not disclosed. The aggregate holdings subsequently fell below the 3% threshold on 25th November 2013 and a further Form TR-1 has been filed in this regard. The aggregate holdings did not reach or exceed the 3% or 4% thresholds on any other date between 16th December 2011 and 25th November 2013, so no further TR-1 disclosure has been made in relation to these holdings."

Standard Form TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
    CRH plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):
    [ X ] An acquisition or disposal of voting rights
    [ ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
    [ ] An event changing the breakdown of voting rights
    [ ] Other (please specify)

3. Full name of person(s) subject to notification obligation:
    State Street Corporation

4. Full name of shareholder(s) (if different from 3):
    N/A

5. Date of transaction (and date on which the threshold is crossed or reached):
    16th December 2011

6. Date on which issuer notified:
    24th July 2014

7. Threshold(s) that is/are crossed or reached:
    3%

8. Notified Details:
A: Voting rights attached to shares

Class/type of shares ( if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	Below 3%	Below 3%

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	N/A	N/A	23,773,080	N/A	3.31%
SUBTOTAL A (based on aggregate voting rights)		23,773,080		3.31%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
	23,773,080	3.31%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
    At the time of acquisition, these shares were registered in nominee company names on behalf of third party beneficiaries (each a "Client") whose assets were managed on a discretionary basis by various legal entities within the
    State Street group of companies (the "State Street group"). The aggregate voting rights that attach to each Client's shareholding were under the control of State Street Corporation, which is the ultimate parent company of the State
    Street group.

10. In case of proxy voting:
      N/A

11. Additional information:
      Done at Dublin on 24th July 2014.

Contact name:
Neil Colgan
Company Secretary
CRH plc

Contact telephone number:
+353 1 634 4340

Standard Form TR-1: Notifications of Major Interests in Shares
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
    CRH plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):
    [ X ] An acquisition or disposal of voting rights
    [ ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
    [ ] An event changing the breakdown of voting rights
    [ ] Other (please specify)

3. Full name of person(s) subject to notification obligation:
    State Street Corporation

4. Full name of shareholder(s) (if different from 3):
    N/A

5. Date of transaction (and date on which the threshold is crossed or reached):
    25th November 2013

6. Date on which issuer notified:
    24th July 2014

7. Threshold(s) that is/are crossed or reached:
    3%

8. Notified Details:
A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	22,022,776	22,022,776

Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	N/A	N/A	Below 3%	N/A	Below 3%
SUBTOTAL A (based on aggregate voting rights)		Below 3%		Below 3%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
	Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
    At the time of acquisition, these shares were registered in nominee company names on behalf of third party beneficiaries (each a "Client") whose assets were managed on a discretionary basis by various legal entities within the
    State Street group of companies (the "State Street group"). The aggregate voting rights that attach to each Client's shareholding were under the control of State Street Corporation, which is the ultimate parent company of the State
    Street group.

10. In case of proxy voting:
      N/A

11. Additional information:
      Done at Dublin on 24th July 2014.

Contact name:
Neil Colgan
Company Secretary
CRH plc

Contact telephone number:
+353 1 634 4340

CRH public limited company
(Registrant)

Date: 25 July 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director